FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1
Tagrisso approved in China as a 1st-line treatment for EGFR-mutated non-small cell lung cancer

4 September 2019 07:00 BST

Tagrisso approved in China as a 1st-line treatment
for EGFR-mutated non-small cell lung cancer

In the Phase III FLAURA trial, Tagrisso significantly increased the time patients lived without disease progression versus the comparator

Tagrisso is the only medicine demonstrating statistically-significant overall survival benefit in this setting

AstraZeneca today announced that it has received marketing authorisation from China's National Medical Products Administration (NMPA) for Tagrisso (osimertinib) as a 1st-line treatment for adults with locally-advanced or metastatic non-small cell lung cancer (NSCLC) whose tumours have the genetic mutations of epidermal growth factor receptor (EGFR) exon 19 deletions or exon 21 (L858R) substitutions.

The approval followed the Priority Review Pathway and is based on results from the Phase III FLAURA trial, which were published in The New England Journal of Medicine.

Dave Fredrickson, Executive Vice President, Oncology, said: "The FLAURA trial has demonstrated the potential of Tagrisso as a new standard of care and as an important new 1st-line treatment option for non-small cell lung cancer patients in China, where approximately 30-40% are diagnosed with an EGFR mutation - more than any other country in the world."

In the FLAURA trial, 1st-line use of Tagrisso provided a statistically-significant and clinically- meaningful improvement in progression-free survival (PFS), increasing the time patients lived without disease progression or death by a median of 18.9 months versus 10.2 months for those taking standard EGFR tyrosine kinase inhibitor (TKI) medicines (HR 0.46 [95% CI, 0.37-0.57], p<0.0001). This benefit was consistent across all patient subgroups including those with central nervous system (CNS) metastases.

Phase III FLAURA trial efficacy results according to investigator assessment
	Tagrisso (N=279)	EGFR TKI (gefitinib or erlotinib) (N=277)
Progression-free survival
Median PFS (95% confidence interval [CI])	18.9 months (15.2, 21.4)	10.2 months (9.6, 11.1)
Hazard ratio (95% CI)	0.46 (0.37-0.57)
P-value	P<0.0001
Response rate*
Overall response rate* (95% CI)	77% (71, 82)	69% (63, 74)
Complete response	2%	1%
Partial response	75%	68%
Duration of response (DoR)*
Median DoR (95% CI)	17.6 months (13.8, 22.0)	9.6 months (8.3, 11.1)
*Confirmed responses.

AstraZeneca recently announced that Tagrisso additionally showed a statistically-significant and clinically-meaningful improvement in overall survival in this patient population.

Safety data for Tagrisso in the FLAURA trial were in line with those observed in prior clinical trials. Tagrisso was generally well tolerated, with Grade 3 or higher adverse events (AEs) occurring in 34% of patients taking Tagrisso versus 45% in the comparator arm. The most common AEs in patients treated with Tagrisso were diarrhoea (58%), rash (58%), dry skin (36%), nail toxicity (35%), stomatitis (29%), fatigue (21%) and decreased appetite (20%).

Tagrisso was approved in China in March 2017 and added to the National Reimbursement Drug List (NRDL) effective from January 2019 for the 2nd-line treatment of adult patients with locally-advanced or metastatic EGFR T790M mutation-positive NSCLC, whose disease has progressed on or after EGFR-TKI therapy.

About lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths, more than breast, prostate and colorectal cancers combined.1Lung cancer is broadly split into NSCLC and small cell lung cancer (SCLC), with 80-85% classified as NSCLC.2 Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFR-mutated (EGFRm) NSCLC.3-5 These patients are particularly sensitive to treatment with EGFR-TKIs which block the cell-signalling pathways that drive the growth of tumour cells. Approximately 25% of patients with EGFRm NSCLC have brain metastases at diagnosis, increasing to approximately 40% within two years of diagnosis.6 The presence of brain metastases often reduces median survival to less than eight months in patients not treated with Tagrisso.7

About Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI designed to inhibit both EGFR-sensitising and EGFR T790M-resistance mutations, with clinical activity against CNS metastases.

Tagrisso 40mg and 80mg once-daily oral tablets have now received approval in 75 countries, including the US, Japan, China and the EU, for 1st-line EGFRm advanced NSCLC, and in 84 countries, including the US, Japan, China and the EU, for 2nd-line use in patients with EGFR T790M mutation-positive advanced NSCLC. Tagrisso is also being developed in the adjuvant setting (ADAURA trial), in the locally-advanced unresectable setting (LAURA), in combination with chemotherapy in the advanced setting (FLAURA2), and with potential new medicines, including savolitinib in the Phase II trials SAVANNAH and ORCHARD.

About FLAURA
The FLAURA trial assessed the efficacy and safety of Tagrisso 80mg orally once daily vs. comparator EGFR-TKIs (either erlotinib [150mg orally, once daily] or gefitinib [250mg orally, once daily]) in previously-untreated patients with locally-advanced or metastatic EGFRm NSCLC. The trial was double-blinded and randomised, with 556 patients across 29 countries.

About AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage clinical development for the treatment of different forms of lung cancer spanning several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFRm tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with our approved medicines Iressa (gefitinib) and Tagrisso, and ongoing Phase III trials ADAURA, LAURA, FLAURA and FLAURA2 as well as the Phase II combination trials SAVANNAH and ORCHARD.3-5

Our extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents approximately three-quarters of all patients with lung cancer.8,9 Imfinzi (durvalumab), an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON, PEARL, and CASPIAN) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials AEGEAN, PACIFIC-2, ADRIATIC, ADJUVANT BR.31, PACIFIC-4, and PACIFIC-5) and both as monotherapy and in combination with tremelimumab and/or chemotherapy.

About AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   World Health Organization. International Agency for Research on Cancer. Globocan Worldwide Fact Sheet 2018. Available at http://globocan.iarc.fr/Pages/fact_sheets_population.aspx. Accessed August 2019.
2.   LUNGevity Foundation. Types of Lung Cancer. Available at https://www.lungevity.org/about-lung-cancer/lung-cancer-101/types-of-lung-cancer. Accessed August 2019.
3.   Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12. Accessed August 2019.
4.   Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27. Accessed August 2019.
5.   Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89. Accessed August 2019.
6.   Rangachari, et al. Brain Metastases in Patients with EGFR-Mutated or ALK-Rearranged Non-Small-Cell Lung Cancers. Lung Cancer. 2015;88,108-111. Accessed August 2019.
7.   Ali A, et al. Survival of Patients with Non-small-cell Lung Cancer After a Diagnosis of Brain Metastases. Curr Oncol. 2013;20(4):e300-e306. Accessed August 2019.
8.   Barlesi F, et al. Routine molecular profiling of patients with advanced non-small cell lung cancer: results of a 1-year nationwide programme of the French Cooperative Thoracic Intergroup (IFCT). The Lancet. 2016; 387: 1415-26.
9.   Santarpia M, et al. Targeted drugs in small-cell lung cancer. Transl Lung Cancer Res. 2016;5(1):51-70.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 September 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary